Exhibit 99.1

Check-Cap Announces Extraordinary General Meeting of Shareholders to be
held on August 13, 2015

ISFIYA, Israel, July 6, 2015 - Check-Cap Ltd. (Nasdaq:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, announced today that it will hold an Extraordinary General Meeting of Shareholders on August 13, 2015 (the "Meeting") for the following purposes:

1.	To approve the adoption of the Check-Cap Ltd. Compensation Policy for Executive Officers and Directors;

2.	To approve the adoption of the Check-Cap Ltd. 2015 Equity Incentive Plan and the Check-Cap Ltd. 2015 United States Sub-Plan to the 2015 Equity Incentive Plan for U.S. tax purposes; and

3.	To approve the terms of engagement of Mr. William Densel, as Chief Executive Officer.

"Capitalizing on the progress made by Check-Cap and the success of our initial public offering in the United States earlier this year, the Board has determined that it is in our best interest to engage Mr. William (Bill) Densel as our Chief Executive Officer to lead the company through its next phase of growth. As an experienced CEO with a diverse global healthcare background, we believe that Bill’s leadership will strengthen our efforts to commercialize our product in the United States, including the successful completion of a U.S. pivotal study, which is expected to commence in 2016, and engagement with the U.S. Food and Drug Administration and public/private reimbursement entities," said Tomer Kariv, Chairman of the Board.

Mr. Densel joined Check-Cap earlier this year as President of U.S. Operations, bringing extensive leadership experience in the medical device field. Check-Cap has approved his engagement as Chief Executive Officer, subject to shareholder approval of the terms of his engagement.

Additional information about the Meeting is included in the Notice and Proxy Statement of Extraordinary General Meeting of Shareholders that will be filed on Form 6-K with the U.S. Securities and Exchange Commission on July 6, 2014.  Shareholders may review the Notice and Proxy Statement via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of Check-Cap’s website at http://ir.check-cap.com/.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company focused on the development of innovative imaging devices. The Company is developing an ingestible capsule for the identification of colorectal cancer and pre-cancerous lesions in the colon. Utilizing proprietary, ultra-low-energy X-ray-based technology, the capsule safely generates high-resolution, 3-dimensional imagery of the interior of the colon. Without requiring traditional bowel preparation or modifications to a person's diet and activities, Check-Cap's system is designed to be patient-friendly and to increase compliance with colorectal cancer screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com